July 11, 2024

Bhaskar Ragula
Chief Executive Officer
FatPipe, Inc.
392 East Winchester Street, Fifth Floor
Salt Lake City, UT 84107

        Re: FatPipe, Inc.
            Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted June 24, 2024
            CIK No. 0001993400
Dear Bhaskar Ragula:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
April 18, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1
Non-GAAP Financial Measures, page 35

1. We note that you present adjusted EBITDA "% margin" without disclosing the most directly comparable GAAP measure. Please revise to disclose net income
(loss) margin
       with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and
       Question 102.10(a) of the Non-GAAP C&DI's.
Executive Compensation, page 48

2. Please revise the executive compensation table to reflect the fiscal year ended March 31,
       2024. Refer to Item 402 of Regulation S-K.
 July 11, 2024
Page 2

Executive Compensation, page 49

3. We note your reference to the two stock option grants to executive officers made on June
       19, 2024. Please file the agreements governing these grants or explain why they do not need to be filed. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Note 1. Summary of Business and Significant Accounting Policies
(B) Significant Accounting Policies
Revenue Recognition, page F-7

4. You disclose on page 31 the majority of your revenue is recognized once the software solution has been delivered or ownership has been transferred and your performance obligations have been satisfied. Please clarify for us and revise to disclose, if true, whether the software license revenue in your product arrangements is recognized at a point-in-time upon initial delivery. Alternatively, explain further when revenue for the software performance obligation is recognized and the specific accounting guidance considered. Refer to ASC 606-10-50-17(a).
5. We note from your revised disclosures in response to prior comment 4 that the terms of services referenced in your product revenue discussion vary from 36 to 60 months paid monthly and are the same as the services provided under your Services Agreements, which typically have a term of 12 months paid upfront. Please explain when customers would enter into a 12-month service agreement considering the product arrangements appear to include services that cover the entire 36 to 60 month term.
6. Please describe for us and revise to disclose each of the other performance obligations in your product arrangements besides technical support services. In this regard, we note that you also provide configuration, implementation, and training services. Refer to ASC 606-
       10-50-12 and ASC 606-10-50-18.
7. We note from your revised disclosures to prior comment 5 you apply a cost-plus margin approach to determine the standalone selling price (SSP) for technical support services.
       Please tell us and revise to disclose the approach applied to determine SSP for each of the other performance obligations in your arrangements (i.e. product, software, implementation, training, etc.). Refer to ASC 606-10-50-20(c).
Remaining Performance Obligation (RPO), page F-8

8. Considering your contract terms can range up to five years, please tell us the periods over which you expect to recognize the long-term remaining performance obligations and explain how your current disclosures reflect the appropriate time bands for your arrangements or revise as necessary. Refer to ASC 606-10-50-13(b). Concentration of Risk, page F-11

9. We note you now refer to having two major distribution partners that account for a significant percentage of your revenue. Please provide us with a breakdown of revenue for each partner and revise to include a separate discussion of the percentage of revenue from each partner for each period presented. Refer to ASC 275-10-50-18a. July 11, 2024
Page 3
Note 2. Restatement of Previously Issued Financial Statements, page F-13

10. You disclose that the restatement resulted from changes in policy, which is indicative of a change in accounting estimate. Please revise to disclose, if true, that the restatement resulted from the correction of an error and revise to label your fiscal 2023 financial statements as restated. Refer to ASC 250-10-50-7. To the extent this is a change in estimate, explain further why you retrospectively revised previously issued financial statements. Refer to ASC 250-10-45-17. In addition, please address the following as it relates to your disclosures in Note 2:
           Remove the Consolidated Balance Sheet as of April 1, 2022. Alternatively, if the
           intent is to show the impact of the restatement on opening retained earnings, revise to include such impact on the retained earnings and total stockholders' equity as of April
           1, 2023.
           Remove the table titled Consolidated Cash flow statement as of April 1, 2022 as this statement is not presented in the filing.
           Revise the restatement adjustment to the Contracts receivable -Non-current line item in the table titled Consolidated Balance Sheet as of March 31, 2023 to ($225,219).
           Relabel the table titled Consolidated Cash flow statement as of March 31, 2023 to refer instead to the fiscal year ended March 31, 2023. Also, include the impact of the restatement on net cash flows from operating activities.
           Include a restatement adjustment of $197,161 to the Total Operating Expense and
           Income/(loss) from operations line items in the table titled Consolidated Statement of
           Operations and Comprehensive Income for fiscal year ended March 31, 2023.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology